GRANDVIEW GOLD INC.
Suite 820 - 330 Bay Street, Toronto, ON M5H 2S8

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
GRANDVIEW GOLD INC.

NOTICE IS HEREBY GIVEN that an annual general meeting (the "Meeting") of the shareholders of Grandview Gold Inc. (the "Corporation" or “Grandview”) will be held at Suite 820, 330 Bay Street, Toronto, Ontario on Thursday, November 28, 2008 at 10:00 a.m. (Toronto time) for the following purposes:

1.	to receive the audited financial statements of the Corporation for the year ended May 31, 2008, together with the auditors' report thereon;

2.	to elect directors of the Corporation for the ensuing year;

3.	to appoint the auditors of the Corporation for the ensuing year and authorize the directors to fix the auditor’s remuneration; and

4.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters to be put before the Meeting as identified above are set forth in a management information circular (the "Circular") of the Corporation accompanying and forming part of this notice.

Shareholders who are unable to attend the Meeting in person are requested to complete, sign, date and return to Equity Transfer and Trust, the transfer agent and registrar of the Corporation, the enclosed form of proxy. To be effective, a proxy must be received for verification by 10:00 am (Toronto time) on November 26, 2008, or in the case of any adjournment of the meeting, not less than 48 hours prior to the time of such meeting. The Chairman of the Meeting may refuse to recognize any instrument of proxy received after such time.

The directors of the Corporation have fixed the close of business on October 28, 2008 as the record date for the determination of the shareholders of the Corporation entitled to receive notice of the Meeting.

DATED at Toronto, Ontario as of this 30th day of October, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

“Michael Hitch”
Michael Hitch
Chairman of the Board